SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Allied Nevada Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019344100

(CUSIP Number)

Scott A. Caldwell

9600 Prototype Court

Reno, Nevada 89521

(775) 358-4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 019344100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Carl Pescio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER – 150,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER – 7,300,000
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER – 150,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER – 7,300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,450,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

12.8689%

14.	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP NO. 019344100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Janet Pescio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
5.	SEC USE ONLY

6.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER – 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER – 7,300,000
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER – 0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER – 7,300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

14.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

12.6425%

14.	TYPE OF REPORTING PERSON*

IN

Item 1. Security and Issuer.

- ------	-------------------

Allied Nevada Gold Corp.

9600 Prototype Court

Reno, Nevada 89521

Common Stock, par value $0.001

Item 2. Identity and Background.

- ------	-----------------------

Carl and Janet Pescio, husband and wife

P.O. Box 5831

Elko, Nevada 89802

Carl Pescio is a self-employed mining prospector. Janet Pescio owns and operates a retail store.

The Reporting Persons are both United States citizens.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation.

- ------	------------------------------------------------

The Reporting Persons previously held 9,300,000 shares of common stock of the Issuer. On July 3, 2007, Carl Pescio was granted 100,000 options to purchase common stock of the Issuer at an exercise price of $4.35 per share, vesting in three annual installments beginning July 3, 2008. On June 23, 2008, Carl Pescio was granted 50,000 options to purchase common stock of the Issuer at an exercise price of $6.34 per share, vesting in three annual installments beginning June 23, 2008. On June 2, 2009, the Carl Pescio sold 2,000,000 common shares at a price of Cdn$7.85742 per share, for a total of Cdn$15,714,840.

Item 4. Purpose of Transaction.

- ------	----------------------

The 2,000,000 shares sold by the Reporting Persons were originally acquired for investment purposes. Carl Pescio is currently a director of the Issuer.

Item 5. Interest in Securities of the Issuer.

- ------	------------------------------------

The Reporting Persons jointly hold 12.8689% of the Issuer’s outstanding shares, comprised of 7,300,000 shares of common stock, 50,000 options to purchase common stock of the Issuer, exercisable within the next 60 days at an exercise price of $6.34 per share, and 100,000 options to purchase common stock of the Issuer. The options are beneficially owned by Carl Pescio and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June _____, 2009	___________________________________________
Carl Pescio, individually

Dated: June _____, 2009	________________________________________
Janet Pescio, individually